Exhibit 99.312

Condensed Consolidated Interim Financial Statements of

NexTech AR Solutions Corp.

Three months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at

	March 31, 2021	December 31, 2020
Assets
Current assets
Cash	$7,900,016	$10,684,952
Digital Assets (Note 4)	-	2,546,035
Receivables (Note 5)	2,095,953	1,312,548
Contract Asset (Note 14)	360,060	244,478
Prepaid expenses (Note 6)	1,744,576	1,354,369
Inventory (Note 7)	4,673,895	3,211,675
	16,774,500	19,354,057
Non-current assets
Equipment (Note 8)	337,036	300,558
Right-of-use asset (Note 9)	992,298	1,034,724
Intangible assets (Note 10)	3,090,162	3,500,041
Goodwill (Note 10)	4,847,750	4,886,513
Total assets	$26,041,746	$29,075,893
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$3,976,397	$2,527,437
Deferred revenue (Note 14)	1,193,069	383,022
Lease liability (Note 9)	147,750	150,662
Contingent consideration (Note 3)	2,489,557	2,717,859
	7,806,773	5,778,980
Non-current liabilities
Lease liability (Note 9)	836,323	877,978
Total liabilities	8,643,096	6,656,958
Shareholders’ Equity
Share capital (Note 12)	43,775,485	41,968,520
Reserves	9,113,625	6,757,098
Deficit	(35,490,460)	(26,306,683)
	17,398,650	22,418,935
Total liabilities and shareholders’ equity	$26,041,746	$29,075,893

Nature of Operations (Note 1)

Subsequent Event (Note 19)

See accompanying notes to condensed consolidated interim financial statements.

Approved by the Board of Directors

“Evan Gappelberg”	, Director	“Paul Duffy”	, Director

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Revenue (Note 14)	$7,726,703	$2,491,985
Cost of sales (Note 15)	(4,412,278)	(1,144,136)
Gross profit	3,314,425	1,347,849
Operating expenses:
Sales and marketing (Note 15)	4,640,087	1,418,833
General and administrative (Note 15)	3,747,723	709,427
Research and development (Note 15)	1,793,479	239,193
	10,181,289	2,367,453
Other income (expense)
Stock-based compensation (Note 12)	2,402,628	268,275
Amortization (Note 10)	380,220	88,253
Gain on digital assets (Note 4)	(219,321)	-
Depreciation (Note 8)	27,950	9,849
Foreign exchange gain	(274,564)	1,694
Financing expense	-	-
	2,316,913	368,071
Loss before income taxes	(9,183,777)	(1,387,675)
Deferred income tax recovery	-	24,239
Net loss	$(9,183,777)	$(1,363,436)
Other comprehensive income (loss)
Exchange differences on translating foreign operations	(52,401)	488,316
Total comprehensive loss	$(9,236,178)	$(875,120)
Loss per common share
Basic and diluted loss per common share	(0.12)	(0.02)
Weighted average number of common shares outstanding
Basic and diluted	77,489,618	61,378,508

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
Balance as at December 31, 2019	60,509,250	$15,210,041	$1,025,595	$1,407,330	$(10,576,761)	$7,066,205
Convertible debentures	347,663	208,597	(189,765)	-	(18,832)	-
Shares issued for exercise of warrants	513,305	406,764	-	-	-	406,764
Shares issued for exercise of options	1,007,500	305,675	-	-	-	305,675
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Stock-based compensation	478,341	382,673	-	268,273	-	650,946
Total other comprehensive loss	-	-	-	488,316	-	488,316
Total comprehensive loss	-	-	-	-	(1,363,436)	(1,363,436)
Balance as at March 31, 2020	62,903,858	$16,551,989	$835,830	$2,163,919	$(11,959,029)	$7,592,709

Balance as at December 31, 2020	77,111,864	$41,968,520	$-	$6,757,098	$(26,306,683)	$22,418,935
Shares issued for exercise of warrants	529,000	440,220	-	-	-	440,220
Shares issued for exercise of option	45,000	66,900	-	6,300	-	73,200
Share-based payment	-	-	-	-	-	-
Shares for services	195,445	1,299,845	-	-	-	1,299,845
Stock-based compensation	-	-	-	2,402,628	-	2,402,628
Share issuance costs	-	-	-	-	-	-
Total other comprehensive loss	-	-	-	(52,401)	-	(52,401)
Total comprehensive loss	-	-	-	-	(9,183,777)	(9,183,777)
Balance as at March 31, 2021	77,881,309	$43,775,485	$-	$9,113,625	$(35,490,460)	$17,398,650

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Cashflows from operating activities
Net loss	$(9,183,777)	$(1,363,436)
Items not affecting cash
Amortization of intangible assets	380,220	88,253
Amortization of right to use asset	34,311	-
Gain on sale of bitcoin	(219,321)	(24,239)
Depreciation of property and equipment	27,950	9,849
Shares issued for services	1,299,845	38,239
Stock-based compensation	2,402,628	-
Share-based payments	22,156	650,946
Shares issued for exercise of options	6,300	-
Changes in non-cash working capital balances
Receivables	(783,405)	(217,245)
Contract Asset	(115,582)
Prepaid expenses	(390,207)	(19,075)
Bitcoin	2,546,035	-
Inventory	(1,462,220)	(244,810)
Accounts payable and accrued liabilities	1,448,960	(325,523)
Deferred revenue	810,047	-
Net cash used in operating activities	$(3,176,060)	$(1,407,041)
Cashflows from investing activities
Sale of Bitcoin	219,321	-
Purchase of equipment	(50,414)	-
Net cash used in investing activities	$168,907	$-
Cashflows from financing activities
Proceeds from exercise of options and warrants	486,464	712,439
Payment of lease obligations	(44,567)	-
Net cash provided by financing activities	$441,897	$712,439
Change in cash during the period	(2,565,256)	(694,602)
Cash, beginning of period	10,684,952	2,849,344
Effects of foreign exchange on cash	(219,680)	154,914

Cash, end of period	$7,900,016	$2,309,656
Supplemental cash flow information
Taxes paid	-	-
Interest Paid	1,261	-
Interest received	9,298	-

See accompanying notes to condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

1.	NATURE OF OPERATIONS

NexTech AR Solutions Corp. (“NexTech” or the “Company”) develops and acquires augmented reality technology solutions, owns and operates eCommerce businesses where the Company use technology solutions to sells goods online through their websites and various third-party channels and provides augmented reality solutions in video hosted learning and event platforms. The Company was incorporated in the province of British Columbia, Canada on January 12, 2018. The Company’s registered and head office is located at 1200-750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

The Company’s shares trade in Canada on the NEO Exchange and Canadian Securities Exchange under the trading symbol “NTAR” and in the United States of America on the OTCQB under the trading symbol “NEXCF”.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2020. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2020.

These condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the period ended December 31, 2020. The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 12, 2021.

Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control occurs when the Company is exposed to, or has right to, variable return from its involvements with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases. All intercompany transactions and balances have been eliminated.

The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC, AR Ecommerce LLC, and Jolokia Corporation.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

3.	BUSINESS COMBINATIONS

Jolokia Corporation

On April 30, 2020, the Company acquired 100% of the outstanding voting shares of Jolokia Corporation (“Jolokia”) in exchange for 1,000,000 of the Company’s common shares and contingent consideration. Jolokia provides a video hosted learning and events platform with live streaming capabilities. The Company incurred acquisition related costs of $72,033 which have been recorded in general and administrative expense.

The purchase price consists of 1,000,000 common shares of the Company (A) (Note 13), of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction (B), cash and contingent consideration with an initial estimated fair value as noted below (C). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$4,000,000 payable in common shares of the Company.

Share consideration (A)	$1,326,125
Indebtedness shares (B)	(165,765)
Earn-out payment (contingent) (C)	2,224,001
Total Consideration	$3,384,361

The following table presents the purchase priced allocation at the acquisition date:

Tangible Liabilities
Other receivable	1,114
Equipment	118,165
Accounts payable and accrued liabilities	(51,627)
Line of credit	(171,290)
(103,638)
Intangible assets
Customer relationships (Note 10)	943,098
Brand (Note 10)	44,512
Technology (Note 10)	225,342
1,212,952
Goodwill (Note 10)	2,275,047
Total Consideration	$3,384,361

The goodwill is mainly attributable to the work force and the synergies expected to the achieved from integrating Jolokia business with the Company’s technology and services.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

3.	BUSINESS COMBINATIONS (continued)

Map Dynamics

On November 20, 2020, the Company acquired 100% of the assets of Tiger Web Media (“Map Dynamics”). Map Dynamics is a software platform that assists customers in event management and floorplan booth sales for in-person, virtual, and hybrid events.

The purchase price consists of cash (A) and contingent consideration with an initial estimated fair value as noted below (B). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$200,000 and US$400,000 payable in common shares of the Company.

Cash consideration (A)	$777,900
Earn-out payment (contingent) (B)	493,858
Total Consideration	$1,271,758

The following table presents the purchase price allocation at the acquisition date:

Tangible Assets
Trade receivable	$23,985
Intangible assets
Customer relationships (Note 10)	342,276
Brand (Note 10)	80,383
Technology (Note 10)	228,184
650,843
Goodwill (Note 10)	596,929
Total Consideration	$1,271,758

4.	DIGITAL ASSETS

On December 31, 2020, the Company purchased 69.2 bitcoins for $2,546,035 in cash. On January 27, 2021 the Company sold the bitcoins for a gain of $219,321.

5.	RECEIVABLES

	March 31, 2021	December 31, 2020
Trade receivables	$2,029,140	$1,184,681
GST receivable	66,813	127,867
	$2,095,953	$1,312,548

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

6.	PREPAID EXPENSES

	March 31, 2021	December 31, 2020
Prepaid Inventory	$285,531	$1,088,887
Prepaid expenses	1,445,909	252,241
Deposits	13,136	13,241
	$1,744,576	$1,354,369

7.	INVENTORY

As at March 31, 2021 the inventory balance is $4,673,895 (2020 - $3,211,675). Inventory consists solely of finished goods. Inventory is valued at the lower of cost and net realizable value.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

8.	EQUIPMENT

	Computer Equipment	Trade show Equipment	Office Furniture and Equipment	Total
Costs
December 31, 2019	$50,128	$16,440	$129,956	$196,524
Additions	84,575	-	44,048	128,623
Acquisition of Jolokia Corp (Note 3)	83,657	-	34,508	118,165
Effects of movement in exchange rates	(9,127)	-	(4,328)	(13,455)
December 31, 2020	$209,233	$16,440	$204,184	$429,857
Additions	50,414	-	-	50,414
Effects of movement in exchange rates	(4,119)	-	11,882	7,763
March 31, 2021	$255,528	$16,440	$216,066	$488,034

Accumulated depreciation
December 31, 2019	$9,478	$5,755	$34,979	$50,212
Additions	31,271	3,288	48,424	82,983
Effects of movement in exchange rates	-	-	(3,896)	(3,896)
December 31, 2020	$40,749	$9,043	$79,507	$129,299
Additions	15,949	822	11,179	27,950
Effects of movement in exchange rates	1,354	-	(7,605)	(6,251)
March 31, 2021	$58,052	$9,865	$83,081	$150,998
Net book value
December 31, 2020	$168,484	$7,397	$124,677	$300,558
March 31, 2021	$197,476	$6,575	$132,985	$337,036

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

9.	LEASES

The company entered into a long-term lease agreement related to warehouse space. The lease term is 8 years commencing July 1, 2020. The present value of future lease payments were measured using an incremental borrowing rate of 6% annum as of January 1, 2020. The right of use asset is as follows:

Right of use assets

Total
Balance, December 31, 2019	$-
Additions	1,103,706
Depreciation	(68,982)
At December 31, 2020	$1,034,724
Additions	-
Depreciation	(34,311)
Effects of movement in exchange rates	(8,115)
At March 31, 2021	$992,298

Lease obligations

Total
Balance, December 31, 2019	$-
Additions	1,103,706
Interest expense	1,318
Lease payments	(76,384)
At December 31, 2020	$1,028,640
Additions	-
Interest expense	(1,486)
Lease payments	(37,993)
Effects of movement in exchange rates	(5,088)
At March 31, 2021	$984,073

The maturity analysis of the lease liabilities as at March 31, 2021 is as follows:

Maturity Analysis	March 31, 2020
Less than one year	$159,662
One to five years	881,384
Over five years	240,931
Total undiscounted lease liabilities	$1,281,977
Amount representing implicit interest	(297,904)
Balance at March 31, 2021	$984,073

Interest expense for the three months ended March 31, 2021 was $1,486 (2020 - $Nil).

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

10.	INTANGIBLE ASSETS

	Websites	Customer relationship	Supplier relationship	Brand	Technology	Goodwill	Total
Costs
December 31, 2019	$85,664	$243,695	$321,072	$1,042,812	$-	$2,262,527	$3,955,770
Acquisition of Jolokia (Note 3)	-	943,098	-	44,512	225,342	2,275,047	3,487,999
Acquisition of Map Dynamics (Note 3)	-	342,276	-	80,383	228,184	596,929	1,247,772
Impairment of Hootview	(85,664)	-	-	-	-	-	(85,664)
Additions	-	-	-	2,891	1,100,446	-	1,103,337
Effects of movement in exchange rates	-	(90,822)	(6,328)	(25,769)	(23,185)	(247,990)	(394,094)
December 31, 2020	$-	$1,438,247	$314,744	$1,144,829	$1,530,787	$4,886,513	$9,315,120
Effects of movement in exchange rates	-	(11,410)	(2,497)	(6,784)	(8,968)	(38,763)	(68,422)
March 31, 2021	$-	$1,426,837	$312,247	$1,138,045	$1,521,819	$4,847,750	$9,246,698

Accumulated depreciation
December 31, 2019	$7,674	$17,696	$31,779	$215,542	$-	$-	$272,691
Impairment of Hootview	(16,241)	-	-	-	-	-	(16,241)
Additions	8,567	168,480	31,475	383,522	80,072	-	672,116
December 31, 2020	$-	$186,176	$63,254	$599,064	$80,072	$-	$928,566
Additions		131,593	7,807	74,544	166,276	-	380,220
March 31, 2021	$-	$317,769	$71,061	$673,608	$246,348	$-	$1,308,786
Net book value
December 31, 2020	$-	$1,252,071	$251,490	$545,765	$1,450,715	$4,886,513	$8,386,554
March 31, 2021	$-	$1,109,068	$241,186	$464,437	$1,275,471	$4,847,750	$7,937,912

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

10.	INTANGIBLE ASSETS (continued)

Website

On February 6, 2019, the Company acquired 100% of HootView for $85,554 (US$65,000), which included a domain name. The website was written down on December 31, 2020.

Technology

On August 27, 2020, the Company acquired certain assets from Next Level Ninjas LLC with the consideration of a cash payment of $737,825 (US$550,000). The acquisition of such assets did not constitute a business under IFRS 3; therefore, the transaction was accounted for as an asset acquisition. .

On October 1, 2020, the Company acquired the AiR Show application, which allows consumers to view and interact with human holograms for application such as virtual concerts, conferences, and other events. The fair cost of the application on acquisition date was $400,186. The total consideration paid for the Air Show application included 37,500 common shares of the Company with a fair value of $200,625 and cash of $199,571.

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition. In the year ended 2020, the Company acquired a 100% interest in Jolokia and Map Dynamics, which included goodwill, valued at $2,275,047 and $596,929 respectively.

The goodwill balance, as at March 31, 2021, consists of the goodwill acquired from acquisitions noted above and includes the currency translation adjustment for the three months ended March 31, 2021 of $738,763 (2020 - $194,457). The Company estimated the recoverable amount based on the value-in-use method of the cash-generating units that the goodwill contributes to was higher than the carrying value at December 31, 2020.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 3%. The discount rate of 20 - 25% was used.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2021	December 31, 2020
Accounts payable	$3,130,504	$1,835,236
Accrued liabilities	845,893	692,201
	$3,976,397	$2,527,437

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

12.	SHARE CAPITAL (continued)

Authorized

As at March 31, 2021 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the period ended March 31, 2021, the Company had the following share transactions:

●	repurchased 4,555 shares with a fair value of $22,156 as part of shares issued for services

●	issued 200,000 shares with a fair value of $1,322,000 for shares for services

●	issued 45,000 shares for the exercise of options for proceeds of $73,200.

●	issued 529,000 shares for the exercise of warrants for proceeds of $440,220.

Share purchase warrants

	Number	Weighted Average Exercise Price
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	2,760,401	1.04
Exercised	(6,387,850)	(5.74)
Balance, as at December 31, 2020	3,339,891	$3.23
Granted	-	-
Exercised	(529,000)	(0.83)
Balance, as at March 31, 2021	2,810,891	$3.68

The weighted average remaining life on the warrants is 0.91 years. No additional broker warrants were granted for the three months ended March 31, 2021. The broker warrants have been valued at an aggregate $925,925 (2020 - $925,925) using the Black-Scholes option pricing model with the following assumptions:

Three months ended
Weighted average	March 31, 2021
Risk free interest rate	0.83%
Expected life of warrants in years	2 years
Expected dividend yield	0%
Expected stock volatility	126%
Fair value per warrant	$2.65

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

12.	SHARE CAPITAL (continued)

		Weighted
		Average
	Number	Exercise Price
Balance, as at December 31, 2019	4,479,000	$0.52
Granted	5,183,000	4.26
Cancelled	(261,667)	(0.62)
Exercised	(2,354,000)	(0.54)
Forfeited	(1,178,333)	(1.86)
Balance, as at December 31, 2020	5,868,000	$3.55
Granted	292,000	6.56
Cancelled	(465,000)	(4.78)
Exercised	(45,000)	(1.63)
Forfeited	-	-
Balance, as at March 31, 2021	5,650,000	$3.54

The weighted average remaining life of the outstanding stock options is 2.07 years.

The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model. During the three months ended March 31, 2021, $2,402,628 (2020 - $268,275) was recognized as stock based compensation.

The weighted average assumptions used in calculating the fair values are as follows:

	Three months ended	Year ended
Weighted average	March 31, 2021	December 31, 2020
Risk free interest rate	1.32%	1.39%
Expected life of options in years	2	3
Expected dividend yield	0%	0%
Expected stock option volatility	144%	150%
Fair value per option	$1.78	$1.83

The weighted trading average price of the Company’s shares on the date the options were exercised is $6.06.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

12.	SHARE CAPITAL (continued)

The following table presents the stock-based compensation expense by function:

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
General and administrative	$192,210	$453,204
Research and development	1,249,367	2,945,825
Sales and marketing	961,051	2,266,021
	$2,402,628	$5,665,051

On December 5, 2019, the Company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted during the three months ended March 31, 2021 was $0.80. The arrangement dictates that the instruments are vested as services are delivered by the consultants. As at March 31, 2021, 1,353,947 units (2020 - 1,353,947) were vested and 454,850 units (2020 – 454,850) were outstanding.

13.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
Remuneration for services	$279,811	$432,958
Share-based payments	-	893,789
	$279,811	$1,326,747

Amounts due to and from related parties as at March 31, 2021 and December 31, 2020 are as follows:

Related party assets (liabilities)	March 31, 2021	December 31, 2020
Key management personnel	$76,062	$(5,388)

The amounts owed from the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment.

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

14.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents a disaggregation of revenue by service:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Product sales	$6,009,259	$2,445,921
Technology services	1,350,066	46,064
Renewable software licenses	367,378	-
	$7,726,703	$2,491,985

The product sales are recognized at a point in time and the technology services and renewable software licenses revenue is recognized over time.

Contract assets

Contract liabilities represent customer payments received for services to be provided subsequent to the reporting date. Significant changes in contract liabilities are as follows:

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
Contract liabilities, beginning	$383,022	$-
Addition to deferred revenue - acquisition	1,916,013	105,000
Revenue recognized that was included in contract liabilities	(208,816)	(105,000)
Amount received for revenue unearned	(897,150)	383,022
Contract liabilities, ending	$1,193,069	$383,022
Current	1,193,069	383,022
Non-current	-	-
Contract liabilities, ending	$1,193,069	$383,022

Contract assets

	Three months ended	Year ended
	March 31, 2021	December 31, 2020
Contract assets, beginning	$244,478	$-
Contract assets, billed over the period	(198,330)
Contract assets additions related to technology services	313,912	244,478
Contract assets, ending	$360,060	$244,478
Current	360,060	244,478
Non-current	-	-
Contract assets, ending	$360,060	$244,478

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

14.	REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

The following is a breakdown of the Company’s revenues from external customers attributed to the entity’s countries of domicile (Canada and the United States) and foreign countries. Revenues are attributed based on the country that the signing customer’s head office is located in.

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Countries of domicile	$7,641,782	$2,491,985
Foreign countries	84,921	-
	$7,726,703	$2,491,985

The Company has no non-current assets held in foreign countries.

15.	EXPENSES BY NATURE

The Company presents operating expenses by function with the exception of amortization, depreciation and foreign exchange loss. The following presents operating expenses by nature:

Cost of Sales

	Three months ended	Three months ended
Cost of sales	March 31, 2021	March 31, 2020
Cost of products/services	$3,147,193	$1,144,136
Salaries and wages	221,275	-
Consulting fees	1,043,810	-
	$4,412,278	$1,144,136

Sales and marketing

	Three months ended	Three months ended
Sales and marketing	March 31, 2021	March 31, 2020
Advertising	$1,360,805	$1,234,205
Consultant fees	2,095,871	8,568
Salaries, wages, and commissions	653,373	17,060
Investor relations	480,038	-
Management fees	50,000	159,000
	$4,640,087	$1,418,833

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

15.	EXPENSES BY NATURE (continued)

General and administrative

	Three months ended	Three months ended
General and administrative	March 31, 2021	March 31, 2020
Compliance fees	$87,419	$20,203
Salaries and wages	1,583,019	137,423
Consultant fees	134,413	36,150
Employee benefit	70,844	25,850
Management fees	155,167	60,000
Office, general, and other	619,466	261,049
Equipment, repairs, and maintenance	111,778	56,805
Professional fees	411,314	67,833
Shipping and warehouse costs	574,303	44,114
	$3,747,723	$709,427

Research and Development

	Three months ended	Three months ended
Research and development	March 31, 2021	March 31, 2020
Salaries	$964,804	$-
Consultant fees	644,233	239,193
Platform, maintenance, and other	184,442	-
	$1,793,479	$239,193

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

16.	SEGMENTED INFORMATION

For the three months ended March 31, 2021, the Company has two reportable segments:

●	The operation of eCommerce platforms which generates revenue from online sales channels, market places, and direct sales through websites

●	The provision of technology services for eCommerce, virtual events, higher education and advertising.

The above reportable segments are the way the Company reports information regarding segment performance, including net profit (loss) for the three months ended March 31, 2021.

The following is summarized financial information of the Company’s reportable segments for the three months ended March 31, 2021 and March 31, 2020.

2021	eCommerce	Technology Services	Corporate	Total
Revenue	$6,009,259	$1,717,444	$-	$7,726,703
Amortization	$169,881	$210,339	$-	$380,220
Net loss	$(715,245)	$(4,725,864)	$(3,795,067)	$(9,236,177)

2020	eCommerce	Technology Services	Corporate	Total
Revenue	$2,445,921	$46,064	$-	$2,491,985
Amortization	$88,253	$-	$-	$88,253
Net loss	$(70,714)	$(414,430)	$(389,976)	$(875,120)

The following is summarized financial information of the Company’s reportable segments for March 31, 2021 and December 31, 2020.

2021	eCommerce	Technology Services	Corporate	Total
Total asset	$11,015,963	$15,025,783	$-	$26,041,746
Total liablities	$(2,405,693)	$(3,747,846)	$(2,489,557)	(8,643,096)
Net assets	$8,610,271	$11,277,937	$(2,489,557)	$17,398,650

2020	eCommerce	Technology Services	Corporate	Total
Total asset	$891,182	$-	$7,745,682	$8,636,864
Total liablities	$(727,199)	$-	$(843,459)	(1,570,658)
Net assets	$163,983	$-	$6,902,223	$7,066,206

NexTech AR Solutions Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in Canadian dollars)

(Unaudited)

17.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at March 31, 2021, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $83,545.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. We believe that interest rate risk is low for our financial assets as the majority of investments are made in highly liquid instruments. We do have interest rate risk related to our credit facilities. Our operating line of credit is not utilized but our rates are variable tied to Royal Bank prime rate and Royal Bank base rate.

Fair Values

The Company’s financial instruments consist of cash, receivables, and accounts payable. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at March 31, 2021, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

18.	CONTINGENCY

During the year ended December 31, 2020, the Company has received a legal claim against the Company in respect of the acceleration term on the right to exercise certain warrants. As at March 31, 2021, the claim remains at the preliminary stage. It is premature to determine the outcome of this claim.

19.	SUBSEQUENT EVENT

On April 8, 2021, the Company issued 2,801,500 units and 100,000 warrants for proceeds of $14,061,790 ($12,844,838 net of share issuance costs). Each unit is comprised of one common share and one-half warrant. Each warrant is exercisable into one common share at a price of $6 for 2 years, subject to an accelerated expiry if certain conditions are met.